Filed by Bank of Montreal
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Marshall & Ilsley Corporation
SEC Registration Statement No.: 333-172012
This filing, which includes an April 5, 2011 letter to clients and friends of Delta Asset Management, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations. Additional factors that could cause BMO Financial Group’s and Marshall & Ilsley Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2010 Annual Report on Form 40-F for BMO Financial Group and the 2010 Annual Report on Form 10-K of Marshall & Ilsley Corporation filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 that includes a preliminary Proxy Statement of M&I, and a preliminary Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the preliminary Proxy Statement/Prospectus regarding the merger, the definitive Proxy Statement/Prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the preliminary Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations at investor.relations@bmo.com or (416) 867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Barry S. McInerney Head of BMO Asset Management - U.S. & International	190 S. LaSalle Street, 4th Floor Chicago, IL 60603 Telephone: (312) 461-7720 Facsimile: (312) 461-7096 barry.mcinerney@bmo.com
April 5, 2011
Dear Clients and Friends of Delta Asset Management:
BMO Financial Group (BMO) announced in December 2010 a definitive agreement under which BMO will acquire Marshall & Ilsley Corporation (M&I), the parent company of M&I Investment Management Corp. of which Delta Asset Management (Delta) is a division. The transaction is subject to customary closing conditions, including regulatory approvals and approval from shareholders of M&I. We anticipate closing will occur prior to July 31, 2011.
Given your relationship with Delta, we wanted to share with you our excitement at having such a high quality team join BMO Asset Management.1 Carl Goldsmith and Marla Ryan will continue to be responsible for managing and servicing the firm’s accounts. All agreements, including any employment agreements, related to the May 2009 acquisition of Delta by M&I remain in effect.
The pending acquisition is consistent with BMO’s commitment to its investment management business. BMO has extensive asset management resources, meeting institutional, private banking and retail clients’ growing demand for global investment strategies. BMO Asset Management spans the globe with operations in Canada, the United States, the United Kingdom, the United Arab Emirates, and in January 2011 announced it had reached a definitive agreement to acquire Lloyd George Management, based in China (Hong Kong). It currently has over $58 billion in assets under management globally, and could have close to $100 billion once the acquisition closes.
Both BMO and M&I are committed to a smooth and seamless transition and appreciate your continued confidence. We intend to continue operating in multiple centers of investment excellence in the U.S., including Chicago and Milwaukee, and are committed to leveraging existing investment resources and processes to maintain the highest level of service.
If you have any additional questions, we welcome the opportunity to talk with you.
Sincerely,
Barry S. McInerney
Head of BMO Asset Management — U.S. & International

[1]	BMO Asset ManagementTM (BMO AM”) is a Trademark of Bank of Montreal and a trade name used in Canada and the U.S. by the Bank of Montreal and Harris N.A. BMO AM is the umbrella structure for BMO Financial Group’s institutional investment management companies: BMO Asset Management Inc. (formerly Jones Heward Investment Counsel Inc.), Harris Investment Management, Inc., HIM Monegy, Inc. and Pyrford International Ltd.

Cautionary Statement Regarding Forward-Looking Information
Certain statements in this communication are forward-looking statements under the United States Private Securities Litigation Reform Act of 1995 (and are made pursuant to the “safe harbor” provisions of such Act) and applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the expected closing of the proposed acquisition of M&I, plans for the acquired business and the financial impact of the acquisition and are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “will”, “should”, “may”, “could” and other similar expressions.
By their nature, forward-looking statements are based on various assumptions and are subject to inherent risks and uncertainties. We caution readers of this communication not to place undue reliance on our forward-looking statements as the assumptions underlying such statements may not turn out to be correct and a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and cost savings and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29 and 30 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law.
Additional information for shareholders
In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 that includes a preliminary Proxy Statement of M&I, and a preliminary Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the preliminary Proxy Statement/Prospectus regarding the merger, the definitive Proxy Statement/Prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the preliminary Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations at investor.relations@bmo.com or 416-867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy circular for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.